James Brennan

Vice President Financial Operations

February 26, 2009

By EDGAR

Tabatha Akins

Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commonwealth Biotechnologies, Inc.

Current Report on Form 8-K filed February 24, 2009

File No: 001-13467

Dear Ms. Akins:

On behalf of Commonwealth Biotechnologies, Inc. (“CBI”) and in response to the comments set forth in your letter dated February 25, 2009, we are writing to supply additional information and clarify the disclosure made in the captioned Form 8-K (the “Form 8-K”).

1.	Your reference to the “Prior to the engagement of Witt Mares” in the first paragraph is too vague. Please amend your filing to specify whether, during your past two fiscal years through the date of engagement (February 18, 2009), you consulted Witt Mares, PLC regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K.

As discussed with Commission staff, CBI clarifies that CBI has not, at any time prior to the engagement of Witt Mares, PLC on February 18, 2009, including during the past two fiscal years and interim period through the date of engagement on February 18, 2009, ever consulted Witt Mares, PLC regarding any of the matters outlined in Item 304(a)(2) of Regulation S-K. Pursuant to discussions with Commission staff, CBI will not be filing a Form 8-K/A addressing the above comment as the initially-filed Form 8-K fully disclosed all matters required under Item 4.01 of a registrant that has never consulted a new auditor prior to engaging that auditor.

* * * * * * * * *

CBI also acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) CBI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

James Brennan

Vice President Financial Operations

Thank you in advance for your assistance in reviewing this response. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ James H. Brennan
James H. Brennan

cc:	Richard J. Freer, Ph.D.
Bradley A. Haneberg, Esq.
Anthony W. Basch, Esq.
Zachary B. Ring, Esq.